Exhibit 99.1

May 14, 2026

Globant Reports 2026 First Quarter Financial Results

LUXEMBOURG / May 14, 2026 - Globant (NYSE: GLOB) today announced results for the three months ended March 31, 2026.

“Globant’s mission is to reinvent how technology is created, and today we are leading one of the most significant pivots in our history toward AI-native tech services as the market shifts from experimentation to deep AI implementation. Our AI Pods are the engine of this transformation, with ARR reaching $32.8 million as of March 2026. We are moving beyond the traditional ‘seats’ model by becoming the AI-native partner that collapses the boundary between software and services, redefining what it means to be a professional services firm in the AI era,” explained Martín Migoya, Globant’s CEO and co-founder.

“We have begun the year with a focus on stability and execution, seeing the early benefits of our pivot toward AI-integrated delivery. Our first-quarter revenue exceeded the high end of our guidance, bolstered by the growth of our top clients. By driving Revenue Per Head to company record levels, we are proving we can deliver higher value with greater efficiency. Furthermore, we demonstrated strong financial health by generating $36.1 million in free cash flow. Having successfully completed our previous share repurchase program during Q2, we are pleased to announce a new $125 million plan to continue returning value to our shareholders. As we look ahead, we remain focused on maintaining this discipline to capture the opportunities in our pipeline,” explained Juan Urthiague, Globant’s CFO.

Please see highlights below. Note that reconciliations between IFRS and Non-IFRS financial measures are disclosed at the end of this press release.

First Quarter 2026 Financial Highlights

•	Revenues were $607.1 million, exceeding the company’s guidance and representing 0.7% year-over-year decline.
•	IFRS Gross Profit Margin was 34.5% compared to 34.9% in the first quarter of 2025.
•	Non-IFRS Adjusted Gross Profit Margin was 37.0% compared to 38.0% in the first quarter of 2025.
•	IFRS Profit from Operations Margin was 8.5% compared to 8.2% in the first quarter of 2025.
•	Non-IFRS Adjusted Profit from Operations Margin was 14.1% compared to 14.8% in the first quarter of 2025.
•	IFRS Diluted EPS was $0.85 compared to $0.68 in the first quarter of 2025.
•	Non-IFRS Adjusted Diluted EPS was $1.50 compared to $1.50 in the first quarter of 2025.

Other Financial Highlights as of and for the quarter ended March 31, 2026

•	Cash and cash equivalents and Short-term investments were $200.5 million as of March 31, 2026.
•	The Company invested $50.0 million during the first quarter under its share repurchase program. As of March 31, 2026, the Company had $25.0 million remaining for repurchase under its share repurchase authorization.
•	Globant completed the first quarter of 2026 with 28,510 Globers, 26,702 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the first quarter of 2026 was as follows: 53.5% from North America (top country: US), 20.5% from Latin America (top country: Argentina), 19.7% from Europe (top country: Spain) and 6.3% from New Markets[1] (top country: Saudi Arabia).
•	Globant’s top customer, top five customers and top ten customers for the first quarter of 2026 represented 8.9%, 21.1% and 30.5% of revenues, respectively.
•	During the twelve months ended March 31, 2026, Globant served a total of 943 customers (with revenues over $100,000 in the last twelve months), with 333 accounts generating more than $1 million of annual revenues, compared to 341 for the same period one year ago.
•	In terms of currencies, 64.5% of Globant’s revenues for the first quarter of 2026 were denominated in US dollars.

2026 Second Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter and the full year of 2026:

•	Second quarter 2026 Revenues are estimated to be in the range of $610 million to $616 million, representing a 0.7% year-over-year decline to 0.3% year-over-year increase. This outlook includes a positive FX impact of 100 basis points.
•	Second quarter 2026 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 14.0% to 15.0%.
•	Second quarter 2026 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of 1.45 to 1.55 (assuming an average of 43.6 million diluted shares outstanding during the second quarter).
•	Fiscal year 2026 Revenues are estimated to be in the range of $2,462 million to $2,508 million, implying 0.3% to 2.2% year-over-year revenue growth. This expected growth includes a positive FX impact of 100 basis points.
•	Fiscal year 2026 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 14.0% to 15.0%.
•	Fiscal year 2026 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $6.10 to $6.50 (assuming an average of 44.1 million diluted shares outstanding during 2026).

Shareholder Letter, Conference Call and Webcast

A shareholder letter will be available in the Investor Relations section of Globant’s website. Martin Migoya, Chief Executive Officer and co-founder, Diego Tártara, Chief Technology Officer, Juan Urthiague, Chief Financial Officer, and Fernando Matzkin, Chief Revenue Officer, will discuss the results in a video conference call and a live Q&A session beginning today at 4:30 pm ET.

Video conference call access information is:

https://more.globant.com/F1Q26EarningsCall

Webcast http://investors.globant.com/

1 Represents Asia, Oceania and the Middle East.

About Globant (NYSE:GLOB)

At Globant, we help organizations thrive in a digital and AI-powered future. Our industry-focused solutions combine technology and creativity to accelerate enterprise transformation and design experiences customers demand. Through digital reinvention, our subscription-based AI Pods, and Globant Enterprise AI platform, we turn challenges into measurable business results and promised savings into real impact.

We have more than 28,500 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others. We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” or a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS Accounting Standards. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, business optimization costs, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of March 31, 2026 and December 31, 2025 and its condensed interim consolidated statements of comprehensive income for the three months ended March 31, 2026 and 2025, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	March 31, 2026	March 31, 2025
Revenues	607,085	611,085
Cost of revenues	(397,604)	(397,855)
Gross profit	209,481	213,230

Selling, general and administrative expenses	(158,406)	(161,695)
Net impairment losses on financial assets	(794)	(1,679)
Other operating income and expenses, net	1,391	—
Profit from operations	51,672	49,856

Finance income	1,822	945
Finance expense	(9,432)	(9,627)
Other financial results, net	1,760	1,100
Financial results, net	(5,850)	(7,582)

Share of results of investment in associates	(65)	(17)
Other income and expenses, net	4,917	(3,271)
Profit before income tax	50,674	38,986

Income tax	(11,904)	(8,491)
Net income for the period	38,770	30,495

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(5,643)	29,089
- Remeasurement on defined benefit plan	196	—
- Gains and losses on cash flow hedges	(3,616)	10,158
Total comprehensive income for the period	29,707	69,742

Net income attributable to:
Owners of the Company	36,979	30,635
Non-controlling interest	1,791	(140)
Net income for the period	38,770	30,495

Total comprehensive income for the period attributable to:
Owners of the Company	29,047	67,724
Non-controlling interest	660	2,018
Total comprehensive income for the period	29,707	69,742
Earnings per share
Basic	0.86	0.70
Diluted	0.85	0.68
Weighted average of outstanding shares (in thousands)
Basic	43,076	44,057
Diluted	43,352	45,182

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of March 31, 2026 and December 31, 2025

(In thousands of U.S. dollars, unaudited)

	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	195,293	243,742
Investments	5,244	6,594
Trade receivables	605,760	577,673
Other assets	32,826	35,117
Other receivables	76,316	84,405
Other financial assets	5,899	6,226
Total current assets	921,338	953,757

Non-current assets
Investments	2,578	2,489
Other assets	4,138	4,424
Other receivables	60,586	49,496
Deferred tax assets	93,607	91,065
Investment in associates	1,039	1,727
Other financial assets	29,930	29,930
Property and equipment	132,655	137,331
Intangible assets	328,163	345,951
Right-of-use assets	93,321	100,542
Goodwill	1,598,230	1,601,523
Total non-current assets	2,344,247	2,364,478
TOTAL ASSETS	3,265,585	3,318,235

LIABILITIES
Current liabilities
Trade payables	112,668	112,590
Payroll and social security taxes payable	190,665	203,395
Borrowings	19,503	19,666
Other financial liabilities	119,472	169,605
Lease liabilities	28,499	28,511
Tax liabilities	21,385	33,205
Income tax payable	12,468	10,730
Other liabilities	2,207	2,591
Total current liabilities	506,867	580,293

Non-current liabilities
Trade payables	7,692	3,684
Borrowings	342,268	347,040
Other financial liabilities	88,121	90,499
Lease liabilities	72,400	78,428
Deferred tax liabilities	27,299	30,906
Income tax payable	6,429	1,428
Payroll and social security taxes payable	2,341	2,358
Contingent liabilities	21,277	21,963
Total non-current liabilities	567,827	576,306
TOTAL LIABILITIES	1,074,694	1,156,599

Capital and reserves
Issued capital	51,914	52,604
Additional paid-in capital	1,168,217	1,167,979
Other reserves	(100,653)	(92,721)
Retained earnings	1,002,718	965,739
Total equity attributable to owners of the Company	2,122,196	2,093,601
Non-controlling interests	68,695	68,035
Total equity	2,190,891	2,161,636
TOTAL EQUITY AND LIABILITIES	3,265,585	3,318,235

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	March 31, 2026	March 31, 2025
Net Income for the period	38,770	30,495
Non-cash adjustments, taxes and others	75,930	73,625
Changes in working capital	(60,262)	(88,429)
Cash flows from operating activities	54,438	15,691
Capital expenditures	(18,372)	(21,405)
Cash flows from investing activities	(31,014)	(26,489)
Cash flows from financing activities	(71,862)	(16,980)
Net increase/decrease in cash & cash equivalents	(48,438)	(27,778)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	March 31, 2026	March 31, 2025
Reconciliation of adjusted gross profit
Gross profit	209,481	213,230
Depreciation and amortization expense	11,589	11,156
Share-based compensation expense - Equity settled	3,306	7,690
Adjusted gross profit	224,376	232,076
Adjusted gross profit margin	37.0%	38.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(158,406)	(161,695)
Depreciation and amortization expense	26,544	29,655
Share-based compensation expense - Equity settled	14,894	13,385
Acquisition-related charges (a)	4,417	6,567
Adjusted selling, general and administrative expenses	(112,551)	(112,088)
Adjusted selling, general and administrative expenses as % of revenues	(18.5)%	(18.3)%

Reconciliation of adjusted profit from operations
Profit from operations	51,672	49,856
Share-based compensation expense - Equity settled	18,200	21,075
Acquisition-related charges (a)	15,552	19,605
Adjusted profit from operations	85,424	90,536
Adjusted profit from operations margin	14.1%	14.8%

Reconciliation of net income for the period
Net income for the period	36,979	30,635
Share-based compensation expense - Equity settled	18,186	21,019
Acquisition-related charges (a)	18,343	27,957
Tax effect of non-IFRS adjustments	(8,347)	(11,776)
Adjusted net income	65,161	67,835
Adjusted net income margin	10.7%	11.1%

Calculation of adjusted diluted EPS
Adjusted net income	65,161	67,835
Diluted shares	43,352	45,182
Adjusted diluted EPS	1.50	1.50

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Total Employees	31,102	30,084	29,020	28,773	28,510
IT Professionals	29,022	28,097	27,123	26,906	26,702

North America Revenues %	55.5	54.1	53.8	53.8	53.5
Latin America Revenues %	19.6	19.7	19.9	21.1	20.5
Europe Revenues %	18.2	19.6	19.4	19.3	19.7
New Markets Revenues %	6.7	6.6	6.9	5.8	6.3

USD Revenues %	67.2	64.1	63.2	64.0	64.5
Other Currencies Revenues %	32.8	35.9	36.8	36.0	35.5

Top Customer %	8.8	8.6	8.7	8.5	8.9
Top 5 Customers %	20.0	20.3	20.7	20.5	21.1
Top 10 Customers %	29.1	29.3	29.5	29.4	30.5

Customers Served (Last Twelve Months)*	1,004	981	978	944	943
Customers with >$1M in Revenues (Last Twelve Months)	341	339	339	336	333

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Gregorio Lascano, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant